EVERGREEN INVESTMENTS

200 BERKELEY STREET

BOSTON, MA 02116

                                                                                                            October 24, 2006

James O'Connor

Division of Investment Management

U.S. Securities and Exchange Commission

901 E Street, NW

Washington, D.C.  20004

RE:       Evergreen Equity Trust

File Nos. 333-37453 and 811-08413 (the “Registrant”)

            For the Evergreen Utility and Telecommunications Fund (the “Fund”)

Dear Mr. O'Connor:

In response to your comments received via telephone today to the Registrant’s Registration Statement filing made on October 13, 2006, pursuant to Schedule 14A of the Securities Act of 1934 (accession no. 0000907244-06-000492), please note the following response:

Comment:       You asked that we make the options of Internet and telephone voting more prominent in the Fund’s Letter to Shareholders and Notice of Meeting of Shareholders in the Proxy Statement.

Response:      We have bolded the following statement on the letter to shareholders:

                        “Instructions on how to complete the proxy card as well as how to vote by telephone and Internet are included at the end of the proxy statement.”

We have also bolded the following statement on the Notice of Meeting of Shareholders:

                        “Instructions for the proper execution of the proxy card as well as instructions on how to vote by telephone and Internet are set forth at the end of this proxy statement.”

Comment:       You asked that we clarify the following statement:

                        “Crow point has agreed to serve as the sub-advisor to the Fund, subject to shareholder approval, and Mr. O’Brien has agreed to remain an employee of EIMC and to manage the Fund at EIMC until shareholders of the Fund have met to vote on the proposed Sub-Advisory Agreement (as defined below) has been presented to the shareholders of the Fund for approval.”

Response:      The statement now reads as follows:

                        “Crow point has agreed to serve as the sub-advisor to the Fund, subject to shareholder approval, and Mr. O’Brien has agreed to remain an employee of EIMC and to manage the Fund at EIMC until shareholders of the Fund have met to vote on the proposed Sub-Advisory Agreement (as defined below).”

Comment:       You asked that we clarify the following statement:

                        “Crow Point is majority owned by M.D. Sass/Macquarie Financial Strategies, L.P., a joint venture between M.D. Sass Group (“MD Sass”) and the Macquarie Group and is located at 1185 Avenue of the Americas, New York, NY 10036.”

Response:      The statement now reads as follows:

                        “Crow Point is majority owned by M.D. Sass/Macquarie Financial Strategies, L.P., a joint venture between M.D. Sass Group (“MD Sass”) and the Macquarie Group, which is located at 1185 Avenue of the Americas, New York, NY 10036.”

Comment:       You asked that we clarify the statement in the Introduction that EIMC pays all expenses incurred by it in connection with the provision of its services, as it relates to EIMC’s payment of expenses related to the shareholder meeting.

Response:      Per our conversation, the statement you referred to was intended to refer to the expenses incurred by EIMC in connection with its advisory services. As such, we have amended the statement as follows:

                        “EIMC pays all expenses incurred by it in connection with the provision of services under the Advisory Agreement.”

                        Please note the statement on the first page of the proxy statement that EIMC will pay all expenses of the preparation of the proxy materials and solicitation of proxies.

Comment:       You asked whether or not the chairman of the shareholder meeting has total discretion when voting on the adjournment of a meeting.  If so, you asked specifically that we confirm that this is (a) permitted by Delaware law and (b) consistent with Evergreen’s fiduciary responsibilities owed to the shareholders as advisor to the Fund.

Response:      Under the Fund’s By-Laws, any meeting of shareholders, whether or not a quorum is present, may be adjourned from time to time by: (a) the vote of the majority of the shares represented at that meeting, either in person or by proxy; or (b) in his or her discretion by the chair of the meeting. Delaware statutory trust law and Delaware general corporation law do not prescribe how meetings of shareholders must be conducted or how they may be adjourned. However, Delaware courts have generally held that the conduct of shareholder meetings is in the hands of the chair and that the overriding and important consideration for the chair is that all who take part in a meeting be treated fairly and in good faith. So long as it conducts shareholder meetings in accordance with this standard, Evergreen Investment Management Company, LLC will satisfy its fiduciary duty to both the Fund and its shareholders.

Comment:       You asked that, for each material factor considered by the Trustees in approving the form of Sub-Advisory Agreement, we include a statement as to the Board’s conclusion in reference to each consideration.

Response:      The section of the Fund’s proxy statement that describes the material factors considered by the Board of Trustees has been revised accordingly:

                        The Trustees noted that the purpose of the Sub-Advisory Agreement is to provide for the continuous management of the Fund by Mr. O’Brien. The material factors considered and general conclusions reached by the Trustees in approving the form of Sub-Advisory Agreement are summarized as follows:

the Trustees considered the expected nature, extent and quality of services to be provided by Crow Point to the Fund, including the fact that the existing portfolio manager of the Fund is expected to continue managing the Fund under the Sub-Advisory Agreement and concluded that Crow Point’s services would benefit the Fund’s shareholders and that continuity of portfolio management would also be a benefit to the Fund’s shareholders;

the Trustees considered the investment performance of the Fund during the period since Mr. O’Brien became portfolio manager and concluded that it was superior to other funds in the Fund’s peer group;

the Trustees considered the fact that there would be no change in the advisory fees paid by the Fund compared to amounts paid under the Advisory Agreement and concluded that it would be beneficial to maintain the same portfolio manager without the Fund incurring any additional expenses;

the Trustees considered the investment advisory experience and reputation of the personnel of Crow Point, in particular that of Mr. O’Brien, and concluded that such experience and reputation would adequately serve the Fund’s portfolio management needs and that continuity of portfolio management would benefit the Fund; and

the Trustees considered the administrative support services available to Crow Point and concluded that such services were adequate to meet the Fund’s portfolio management needs.

We represent to you, on behalf of the Fund, that:

the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (617) 210-3676 if you have any questions or would like any additional information.

                                                                                    Sincerely,

                                                                                    /s/ Catherine F. Kennedy

                                                                                    Catherine F. Kennedy, Esq.